FORM OF BOND

$____________	Dated: _______________

FOR VALUE RECEIVED, the undersigned, Robert Ventures Holdings LLC, a Delaware limited liability company, (the “Maker”), PROMISES TO PAY to the order of ______________________________________________________________________ (together with its successors and assigns, the “Payee”) the principal sum of     $___________________     , together with interest at the rate specified below. This Bond (the “Bond”) is being issued pursuant to the terms of the Bond Investor Agreement by and between the Maker and the Payee. This Bond will be void ab initio if Payee does not fund the Outstanding principal Balance within

2. Payment.

(a) Calculation; Payment of Interest. Interest shall be:

☐ paid on a monthly basis (this option may not be elected by IRA payees and if Payee is an IRA custodial account and selects this option, Payee will be automatically moved to the compounding option, to which Payee agrees); or

☐ compounded on a monthly basis and accrue on the Outstanding Principal Balance (below defined).

at the fixed interest rate of      eight percent (8%) per annum for Bonds with a one-year      lock     up period pursuant to Section 2(c)(ii); or ten percent (10%) per annum for Bonds with a three-year      lock     up period pursuant to Section 2(c)(ii).      Interest calculation shall commence effective on the day following the Funds Confirmation Date. The "Funds Confirmation Date" shall be the date on which Maker receives confirmation that Payee’s funds related to the purchase of the Bond have cleared through Maker’s processing account. Interest shall be computed on the basis of a year consisting of three hundred sixty-five (365) days based on the actual number of days elapsed. Such calculations shall be made in the Maker's sole discretion. Monthly payments of interest, if elected, will occur prior to the 10th business day of each month for the prior month. In order to receive timely payments, Maker must designate and connect a bank account for ach transfers through the Maker’s investment portal. If no account is linked, the Manker may mail checks to Payee’s last address on file. Any delay in receipt of such check by payee shall not constitute a default under this Bond.

(c) Redemption by Maker; Repayment at Payee’s Demand.

(i) Redemption by Maker. This Bond, or any portion hereof, may be prepaid at any time without penalty or premium. The Bond shall be redeemable at any time by the Maker upon five (5) days’ written notice to Payee at the Outstanding Principal Balance plus any accrued but unpaid interest up to but not including the date of redemption (the “Redemption Date”). Interest shall cease accruing on the Bond on the day before-the Redemption Date. The Outstanding Principal Balance together with interest through the Redemption Date shall be credited to the Payee’s Account paid to Payee within five (5) Business Days following the Redemption Date, upon which all amounts due under this Bond shall be deemed paid in full. “Business Day” shall mean any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close. The term “Outstanding Principal Balance” means, as of any date of determination, the principal amount of this Bond that remains unpaid.

(ii) Repayment at Payee’s Demand. Following the expiration of the applicable Lock-Up Period selected by the Payee pursuant to the Bond Investor Agreement,        one year; or        three years from the date of this Bond), the Payee shall have the right to demand repayment of this Bond by providing ninety (90) days' prior written notice to the Maker (the "Repayment Notice"). The Maker shall, within ninety (90) days from the date the Maker receives such Repayment Notice, initiate payment of the Repayment Amount (as defined below). Interest on the

Outstanding Principal Balance shall accrue up to, but shall not accrue for, the calendar day on which the Maker initiates such payment (the "Payment Initiation Date"). The "Repayment Amount" shall consist of the Outstanding Principal Balance plus all accrued and unpaid interest calculated through the day immediately preceding the Payment Initiation Date. Interest shall cease accruing entirely as of the Payment Initiation Date. Payee acknowledges that the actual receipt of funds via ACH or Wire transfer following the Payment Initiation Date may be subject to standard banking processing times outside the Maker's control. The Payee's right to demand repayment of the Bond may be limited pursuant to the terms of the Bond Investor Agreement.

    (d) Final Maturity Date. Notwithstanding the repayment provisions in Section 2(c)(i) and 2(c)(ii), unless this Bond has been fully repaid or redeemed earlier pursuant to the terms hereof, the entire Outstanding Principal Balance together with all accrued and unpaid interest thereon (calculated pursuant to Section 2(a) up to, but not including, the date of payment) shall be finally due and payable ten (10) years from the date first set forth above (the "Final Maturity Date"). This Final Maturity Date is established primarily for administrative and custodial reporting purposes and does not alter or limit the rights of the Maker to redeem this Bond pursuant to Section 2(c)(i) or the Payee to demand repayment following the applicable Lock-Up Period pursuant to Section 2(c)(ii).

3. Unsecured. This Bond is not secured by any mortgage, lien, pledge, charge, financing statement, security interests, hypothecation, or other security device of Maker of any type, and is a general unsecured obligation of the Maker.

4. Events of Default. If any one of the following events shall occur and be continuing (each, an “Event of Default”): (i) the Maker shall fail to pay as and when due in accordance with the terms hereof any Outstanding Principal Balance or accrued but unpaid interest on this Bond, and such failure shall continue for ninety (90) business days; or (ii) the Maker shall file a petition for relief or commence a proceeding under any bankruptcy, insolvency, reorganization or similar law (or its governing board shall authorize any such filing or the commencement of any such proceeding), have any liquidator, administrator, trustee or custodian appointed with respect to it or any substantial portion of its business or assets, make a general assignment for the benefit of creditors or generally admit its inability to pay its debts as they come due; then in any such event the Payee may, by written notice to the Maker, declare the entire Outstanding Principal Balance together with all interest accrued and unpaid thereon to be immediately due and payable, whereupon this Bond and all such accrued interest shall become and be immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Maker. Notwithstanding the foregoing, if any event described in clause (ii) above shall occur, the entire Outstanding Principal Balance together with all interest accrued and unpaid thereon shall automatically become due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Maker.

5. Binding Effect; Assignment. This Bond shall be binding upon the Maker and its successors and inure to the benefit of the Payee and its successors and assigns. This Bond and the rights of Payee hereunder may not be assigned or transferred without the consent of Maker, and any such assignment or transfer without the Maker’s consent shall be null and void. The obligations of the Maker under this Bond may not be delegated to or assumed by any other party, and any such purported delegation or assumption shall be null and void.

6. Miscellaneous.

(a) Both the Outstanding Principal Balance and interest are payable in lawful money of the United States of America. If any payment due hereunder does not fall on a Business Day, such payment shall be payable on the next succeeding Business Day, with interest accruing thereon until the date of payment thereof.

(b) If Maker shall fail to pay any amount payable hereunder on the due date therefor, Maker shall pay all costs of collection, including, but not limited to, attorney’s fees and expenses, incurred by Payee on account of such collection.

(c) The Maker waives presentment, demand, protest and notice of any kind (including notice of presentment, demand, protest, dishonor and nonpayment). The Maker shall pay the Payee all sums which are payable pursuant to the terms of this Bond without setoff, recoupment or deduction of any kind or for any reason whatsoever.

(d) No delay on the part of the Payee in exercising any option, power or right hereunder, shall constitute a waiver thereof, nor shall the Payee be estopped from enforcing the same or any other provision at any later time or in any other instance. No waiver of any of the terms or provisions of this Bond shall be effective unless in writing, duly signed by the party to be charged. This Bond shall not be modified except by a writing signed by both the Maker and the Payee.

(e) This Bond shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to principles of conflict of laws.

IN WITNESS WHEREOF, the Maker has caused this Bond to be duly executed as of the date first above written.

ROBERT VENTURES HOLDINGS LLC

By:
Name:
Title: